Exhibit 1

BVR Systems Receives New Orders Valued at More than $14 Million

Rosh Ha’ayin, Israel – September 10, 2009 – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), today announced it has signed contracts valued at over $14 million for the provision of Distributed Mission Trainer and Maintenance and Support services.

BVR is to act as a major sub-contractor in a program for the provision of a high end Distributed Mission Trainer, in consideration for approximately $10 million.

The Maintenance and Support award is valued at more than $4 million and includes maintenance, support and spare parts for one of BVR’s leading customers using its “EHUD” AACMI (Autonomous Air Combat Maneuvering Instrumentation) system.

BVR Systems’ Chief Executive Officer, Mr. Ilan Gillies, noted “We are very proud to take a key role in one of the leading Distributed Mission Training centers and very pleased with the confidence of our customers in our EHUD product. The order of maintenance and support services is clear evidence of the customers’ intent to keep using the system intensively”.

About BVR Systems
BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:
Ilan Gillies - CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.